Filed pursuant to Rule 424(b)(5)

Registration No. 333-171197

PROSPECTUS SUPPLEMENT

(To the Prospectus Supplement dated August 3, 2011,

and the accompanying Prospectus dated February 7, 2011)

$5,386,583

Common Stock

This prospectus supplement updates and amends certain information contained on the cover page of the prospectus supplement, dated August 3, 2011, which prospectus supplement and the accompanying prospectus dated February 7, 2011 (together, the “2011 prospectus”) relate to the offer and sale of shares of our common stock through MLV & Co. LLC, formerly McNicoll, Lewis & Vlak LLC, or MLV, in accordance with the terms of the at-the-market issuance sales agreement we entered into with MLV. This prospectus supplement should be read in conjunction with the 2011 prospectus, and is qualified by reference to the 2011 prospectus, except to the extent that the information presented herein supersedes the information contained in the 2011 prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the 2011 prospectus, including any amendments or supplements thereto.

Through September 24, 2013, we have sold shares of our common stock through MLV under the sales agreement for an aggregate purchase price of $957,470. We are filing this prospectus supplement to amend the 2011 prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the 2011 prospectus are a part. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the sales agreement, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $5,386,583 from time to time through MLV. If our public float increases such that we may sell additional amounts under the sales agreement and the registration statement of which this prospectus supplement and the 2011 prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The NASDAQ Global Market under the symbol “CRDC.” On September 24, 2013, the last reported sale price of our common stock on The NASDAQ Global Market was $1.21 per share. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $61,397,424, which was calculated based on 41,766,955 shares of our common stock outstanding held by non-affiliates and at a price of $1.47 per share, the closing price of our common stock on August 12, 2013. As of the date hereof, we have offered and sold common stock with an aggregate market value of $15,079,224 pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our common stock involves a high degree of risk.  Please read the information contained under the heading “Risk Factors” beginning on page S-3 of the 2011 prospectus and under the heading “Risk Factors” included in our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q, and any amendments thereto, which are incorporated by reference into the 2011 prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the 2011 prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 25, 2013